SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 09, 2022

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

9 March 2022

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1.   VESTING OF SHARE AWARDS UNDER THE GLOBAL SHARE PLAN 2010 AND 2020

On 7 March 2022, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under the Smith & Nephew Global Share Plan 2010 and 2020.

i.     FINAL VESTING ON 7 MARCH 2022 OF 2019 EQUITY INCENTIVE PROGRAMME AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 7 March 2019. One third of the Shares vested on 7 March 2020, a further third vested on 7 March 2021 and the final third vested on 7 March 2022. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Final vesting of Equity Incentive Programme awards granted on 7 March 2019 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2022 - 03 - 07
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Helen Barraclough (Group General Counsel)	PDMR	12.011211	2,417 (of which 1,140 were sold and 1,277 retained)	N/A Single Transaction	18,769.75378 ordinary shares	0.00212%
Bradley Cannon (President, Orthopaedics, Sports Medicine & ENT and Americas)	PDMR	12.011211	4,983 (of which 1,688 were sold and 3,295 retained)	N/A Single Transaction	81,825.17832 ordinary shares (including 2,718.50860 in ADS')	0.00924%
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	12.011211	2,486 (of which 1,173 were sold and 1,313 retained)	N/A Single Transaction	48,446.96621 ordinary shares	0.00547%
Elga Lohler (Chief HR Officer)	PDMR	12.011211	4,724 (of which 1,851 were sold and 2,873 retained)	N/A Single Transaction	109,689.00000 ordinary shares (including 3,015.00000 in ADS')	0.01239%
Vasant Padmanabhan (President Research & Development)	PDMR	12.011211	4,274 (of which 1,587 were sold and 2,687 retained)	N/A Single Transaction	67307.00000 ordinary shares	0.00760%
Susan Swabey (Company Secretary)	PDMR	12.011211	1,743 (of which 823 were sold and 920 retained)	N/A Single Transaction	50,970.39347 ordinary shares	0.00576%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

ii.   FINAL VESTING ON 7 MARCH 2022 OF SUPPLEMENTARY AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020 FOR THE 2019 PERFORMANCE SHARE PROGRAMME AWARDS:

The awards were granted under the Global Share Plan 2020 on 8 March 2021. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Final vesting on 7 March 2022 of Supplementary Awards granted under the Smith & Nephew Global Share Plan 2020 for the 2019 Performance Share Programme awards.
Date of Transaction	2022 - 03 - 07
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Helen Barraclough (Group General Counsel)	PDMR	12.011211	3,013 (of which 1,422 were sold and 1,591 retained)	N/A Single Transaction	20,360.75378 ordinary shares	0.00230%
Bradley Cannon (President, Orthopaedics, Sports Medicine & ENT and Americas)	PDMR	12.011211	7,696 (of which 2,607 were sold and 5,089 retained)	N/A Single Transaction	86,914.17832 ordinary shares (including 2,718.50860 in ADS')	0.00982%
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	12.011211	5,641 (of which 2,661 were sold and 2,980 retained)	N/A Single Transaction	51,426.96621 ordinary shares	0.00581%
Simon Fraser (President, Advanced Wound Management & Global Commercial Operations)	PDMR	12.011211	6,791 (of which 2,021 were sold and 4,770 retained)	N/A Single Transaction	15,433.59428 ordinary shares	0.00174%
Elga Lohler (Chief HR Officer)	PDMR	12.011211	6,680 (of which 2,626 were sold and 4,054 retained)	N/A Single Transaction	113,743.00000 ordinary shares (including 3,015.00000 in ADS')	0.01285%
Vasant Padmanabhan (President Research & Development)	PDMR	12.011211	6,595 (of which 2,449 were sold and 4,146 retained)	N/A Single Transaction	71,453.00000 ordinary shares	0.00807%
Susan Swabey (Company Secretary)	PDMR	12.011211	2,446 (of which 1,154 were sold and 1,292 retained)	N/A Single Transaction	52,262.39347 ordinary shares	0.00590%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

2.   PHIL COWDY - SALE OF ORDINARY SHARES

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Sale of ordinary shares.
Date of Transaction	2022 - 03 - 08
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Director / PDMR	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	11.793781	4,293	N/A Single Transaction	47,133.96621 ordinary shares	0.00532%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 09, 2022

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary